

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

<u>Via E-mail</u>
John C. Hadjipateras
President and Chief Executive Officer
Dorian LPG Ltd.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, CT 06878

> **Re: Dorian LPG Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted January 21, 2014**
> **CIK No. 0001596993**

Dear Mr. Hadjipateras:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please include a currently dated consent of your independent registered accountant in an amendment to your Form F-1 registration statement, once that registration statement is considered to be "publicly filed."

4. We note that your principal executive office is located in the United States. Please confirm that the company qualifies as a "foreign private issuer" as defined in Rule 405 under the Securities Act and provide us with your analysis. In your analysis, please address paragraph (1)(i) of the definition of "foreign private issuer."

Prospectus Cover Page

5. Please identify the lead underwriters in your next amendment or provide an explanation of why you are unable to do so. To the extent you do not identify the lead underwriters in your next amendment, please note that based upon the facts and circumstances discussed in your response to us, we may defer further review of your filing.

Prospectus Summary, page 1

Our Company, page 1

6. Please refer to the third paragraph. We note your disclosure that your balanced chartering strategy "will provide [you] with a base of stable cash flows and high utilization rates, while allowing [you] to capitalize on profitable shorter duration opportunities." Please revise to add balancing language that your exposure to the spot market will also subject your fleet to spot market downside if and to the extent charter rates decrease. Please also revise the "Continue a balanced chartering strategy…" paragraph on page 4 accordingly.

Our Fleet, page 2

7. Please revise the charts on page 2 and 81 to disclose the associated deposits and remaining purchase prices for the VLGCs in your new building program. Please also revise to clarify whether you have the funds necessary to support this new building program. To the extent that you will be required to raise additional funds to support this new building program, please prominently disclose that fact here and discuss your plans to obtain the required funds.

Competitive Strengths, page 3

Leading position in VLGC market, page 3

8. We note your disclosure in the last sentence that "[you] believe that a fleet of such vessels will be more attractive to charterers and oil majors and will help drive higher revenue and increased profitability." Please revise to add balancing language that there is no guarantee that a fleet of such vessels will drive increased profitability. Also revise the paragraph heading to clarify that upon the delivery of all of your vessels you will have a leading position in the VLGC market as we note that you currently have four vessels in your initial fleet.

Strong shareholder base with industry expertise, page 4

9. We note your disclosure in the last sentence that "[you] believe that these longstanding relationships… should provide [you] with profitable vessel acquisitions and employment opportunities in the LPG sector." Please substantiate to us your claim that these relationships will provide you with profitable vessel acquisitions or, alternatively, delete. With respect to employment opportunities, please revise to add balancing language that there is no guarantee that such relationships will lead to profitable employment opportunities.

Our Business Strategy, page 4

Grow our fleet through our VLGC Newbuilding Program, page 4

10. We note your disclosure that you intend to make selective and accretive acquisitions. Please clarify what you mean by "accretive" acquisitions. Please also revise to add balancing language that there is no guarantee that such acquisitions will occur or will be accretive. Please also remove marketing language such as "highly reputable" to describe certain shipyards.

11. We note your belief that your medium to long-term charters will allow you to make additional acquisitions. Please reconcile this statement with disclosure on page 2 which clarifies that you have three current charters which are scheduled to expire in 2014.

Continue a balanced chartering strategy that supports stable cash flows, page 4

12. We note your disclosure in the last sentence that "[you] believe [your] commitment to purchase 16 additional vessels… will enable [you] to achieve higher revenue, operating income and net income." Please revise to add balancing language that there is no guarantee that your newbuilding program will lead to higher operating income or net income.

Maintain a strong balance sheet with financial strength and flexibility, page 4

13. Please reconcile the disclosure in this paragraph regarding your strategy to maintain sufficient liquidity and a moderate level of leverage with disclosure on page 19 which states that you expect to incur substantial additional debt to finance the outstanding purchase price of your vessels.

Positive Industry Fundamentals, page 5

14. To the extent industry statistics are disclosed which include past growth rates or projections as to future growth rates, please revise to include appropriate balancing language that you operate in a cyclical business and there is no guarantee that comparable growth rates or projected future growth rates will be achieved. In this regard, refer to the first two full paragraphs and the growth rate discussions related to U.S. exports of LPG, seaborne LPG trade and Asian demand.

Summary Financial and Operating Data, page 9

Selected Financial and Operating Data, page 41

15. We note that your summary and selected financial and operating data include the predecessor and successor periods. In light of the fact that these periods are not comparable due to purchase accounting applied at the time of the acquisition of the vessels on July 29, 2013, please revise to include a heavy black vertical line separating the successor period from the predecessor periods. Also, please add the following headnote in bold to both the Summary Financial and Operating Data and Selected Financial Operating Data: *THE PURCHASE METHOD OF ACCOUNTING WAS USED TO RECORD ASSETS ACQUIRED AND LIABILITIES ASSUMED BY THE COMPANY. SUCH ACCOUNTING GENERALLY RESULTS IN INCREASED AMORTIZATION AND DEPRECIATION REPORTED IN FUTURE PERIODS. ACCORDINGLY, THE ACCOMPANYING FINANCIAL STATEMENTS OF THE PREDECESSOR AND THE COMPANY ARE NOT COMPARABLE IN ALL MATERIAL RESPECTS SINCE THOSE FINANCIAL STATEMENTS REPORT FINANCIAL POSITION, RESULTS OF OPERATIONS, AND CASH FLOWS OF THESE TWO SEPARATE ENTITIES.*

Risk Factors, page 14

16. Please advise whether the lack of a bankruptcy statute in the Marshall Islands presents or may in the future present a material risk to your investors, such as delay of bankruptcy proceedings and the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding. To the extent a material risk exists, please revise to include an appropriate risk factor.

We currently derive a substantial portion of our revenue, page 14

    17. We note that you currently derive a substantial portion of your revenue from two charterers. Please file the respective charter agreements with your registration statement as these agreements appear material to you or explain why this is not necessary.

We are exposed to fluctuations in spot market charter rates, page 16

    18. Please revise to discuss and quantify whether spot charter rates are high or low in comparison to historical rates, so that investors can assess the discussed risk.

Our loan agreement contains restrictive covenants, page 17

    19. We note that your loan agreement requires that Dorian Holdings maintain a minimum ownership percentage of your common shares. Please revise to quantify such percentage.

A significant increase in our debt levels may adversely affect our profitability, page 19

    20. Please revise to disclose the estimated amount that you intend to finance for the remaining purchase price for your outstanding vessels.

Use of Proceeds, page 35

    21. We note your disclosure in the second paragraph that you intend to use a portion of the net proceeds to partly finance the construction of the 16 vessels in your VLGC Newbuilding Program. Please revise to disclose the amount and sources of other funds needed to complete your VLGC Newbuilding Program. Refer to Item 3.C.1 of Form 20-F. Please also include a cross reference to the chart on page 2 or 81, as revised. Refer to Item 3.C.2 of Form 20-F.

Management's Discussion and Analysis of Financial Condition, page 44

Results of Operations, page 46

    22. We note that the results of operations section for the period July 1, 2013 through September 30, 2013 and for the period April 1, 2013 through July 28, 2013, discusses the nature of the management fees charged by a related party. In light of the fact that it appears from your disclosure on page 101 that you will terminate these agreements in connection with this offering and perform the management services in-house, please revise your disclosure in MD&A to discuss the anticipated change in management agreements and to disclose your expectation for any changes in the amount of management fees to be incurred in future periods. See Rule 303(A)(3)(ii) of Regulation S-K.

Results of Operations – Predecessor Businesses of Dorian LPG Ltd, page 47

23. We note your disclosure indicating that also included in this prospectus are the unaudited combined results of operations of the Predecessor Businesses of Dorian LPG Ltd that owned and operated the vessels prior to the sale of the vessels to you, for the period from April 1, 2013 to July 28, 2013 and for the years ended March 31, 2013 and March 31, 2012. In light of the fact that the financial statements for the years ended March 31, 2013 and 2012 included in the filing are audited, please revise your disclosure on page 47 to clarify the periods for which the company has provided audited and unaudited financial statements in the filing.

Contractual Obligations, page 53

24. We note that you have disclosed a table of contractual obligations as of September 30, 2013. In light of the fact that subsequent to September 30, 2013 you acquired significant vessel purchase commitments in connection with an acquisition from Scorpio Tankers, please revise to present a pro forma table of contractual obligations which includes any obligations incurred subsequent to September 30, 2013. Also, we would expect that the contractual obligations under the management agreements in effect as of September 30, 2013 would be included in the actual table of contractual obligations as of September 30, 2013, but would be excluded from the pro forma table of obligations if they are expected to be terminated in connection with this offering.

Critical Accounting Estimates, page 54

25. We note that your critical accounting estimates section includes a discussion of vessels' depreciation, impairment of long-lived assets, and drydocking and special survey costs. In light of the materiality of gains and losses on derivative contracts to your statement of operations and to that of your predecessor, please consider adding a discussion of your accounting for interest rate swaps and derivative liabilities. Your discussion should include:
    o Types of assumptions underlying the most significant and subjective estimates;
    o Sensitivity of those estimates to deviations of actual results from management's assumptions; and
    o Circumstances that have resulted in revised assumptions in the past.

    Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

<u>Drydocking and Special Survey Costs, page 54</u>

26. We note your disclosure of drydocking and special survey costs as a critical accounting estimate. We also note your disclosure that costs deferred are limited to actual costs incurred at the yard and parts used in the drydocking or special survey. Please revise to disclose the nature of specific types of costs capitalized as drydocking costs. Also, please revise to disclose the estimated periods or ranges of periods over which these costs are being amortized to expense. Note 2(l) to the financial statements of Dorian LPG Ltd. should be similarly revised.

<u>Impairment of Long-Lived Assets, page 54</u>

27. In light of the significant amount of vessels on your balance sheets, please revise the critical accounting policies and estimates section to include a more thorough discussion of how you analyze the vessels for impairment under the guidance in ASC 360-10-35. Specifically, please revise to include the methods and significant assumptions used by management to determine fair value of the vessels for purposes of your impairment analysis.

28. Please consider expanding the Critical Accounting Policies section of your MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Also, please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of September 30, 2103, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

<u>Business, page 80</u>

<u>Our Customers, page 86</u>

29. We note your disclosure in the fourth risk factor on page 14 that you derive a substantial portion of your revenue from two customers, namely Statoil and Petredec. Please revise this section to discuss the company's dependence on such customers. Refer to Item 4.B.6

of Form 20-F. In order for investors to assess your dependence on such customers, please quantify the percentage of revenue contributed by the respective two customers for the most recent unaudited and audited period. With respect to the other named customers, consider quantifying the aggregate percentage of revenue contributed by such other named customers for the most recent unaudited and audited period so that investors can appreciate their revenue contribution in the referenced periods.

Environmental and Other Regulations, page 87

30. We note that a number of sections contain a large amount of bracketed language. For example, refer to the International Maritime Organization Regulations of LPG Vessels section on page 88, the Air Emissions section on page 89 and the Oil Pollution and CERCLA section on page 90. Please revise each section as applicable.

Related Party Transactions, page 100

Contribution and Release Agreement, page 100

31. Please revise the second paragraph to describe in greater detail the fees payable to Eagle Ocean Transport and SEACOR Holdings Inc. in connection with the construction of any new vessels. In this regard, please explain how these fees are calculated and who is responsible for paying such fees. Refer to Item 7.B.1 of Form 20-F.

Security Ownership of Certain Beneficial Owners and Management, page 102

32. Please revise to identify the natural or legal person or persons who control the shares held by SeaDor Holdings LLC, Dorian Holdings LLC and Kensico Capital. Refer to Item 7.A.3 of Form 20-F.

Tax Considerations, page 112

33. We note your disclosure on pages 21 and 113 that prior to this offering, you do not believe that you were able to qualify for exemption under Section 883 and as a consequence, your gross United States source shipping income for your first short fiscal year ending March 31, 2014, which you estimate to be approximately $__, is expected to be subject to the 4% tax described below. Please explain to us, and revise to disclose, how you expect to calculate or determine the amount of estimated shipping income for 2014 that you will include in this disclosure. Your response and revised disclosure should include the nature of all significant assumptions used in your calculations.

Financial Statements

General

34. In light of the fact that the acquisition of the four vessels from Dorian Holdings and its affiliate on July 29, 2013 was treated as a business combination, and the newly formed company has been operating for less than one year, we believe it may be beneficial to investors if you present pro forma statements of operations for the latest fiscal year and interim period in your registration statement in accordance with Article 11 of Regulation S-X. We believe that the pro forma statements of operations would provide useful information due to the changes in the statement of operations related to the valuation of vessels, change in useful life of the vessels and the change in interest rate and other terms of long-term debt that occurred due to the business combination. If you do not believe the change in basis that resulted from the application of purchase accounting had a material impact on your results of operations, please explain in detail your basis for your conclusion.

Notes to the Financial Statements of Dorian LPG

Note 2. Significant Accounting Policies, page F-9

Inventories, page F-9

35. We note your disclosure that long-term inventory represents gas coolant which is not consumed but required for the refrigeration of cargo and is typically only sold or disposed of when a vessel is drydocked. Please explain to us why you believe it is appropriate to classify this gas coolant as inventory. As part of your response, please tell us how you intend to account for the sale or disposition of the coolant at the time of drydocking.

Vessels, page F-10

36. We note your disclosure that interest costs incurred to finance the cost of vessels during their construction period are capitalized. Please revise to disclose the amount of interest capitalized during the period July 1, 2013 through September 30, 2013. Refer to the disclosure requirements outlined in ASC 835-20-50-1(b).

Note 3. Transactions with Related Parties, page F-12

37. We note from the disclosure in your risk factor on page 20, that following the completion of the offering, Scorpio Tankers, Dorian Holdings and SeaDor Holdings will continue to own a substantial ownership interest in your outstanding common shares and will therefore have the ability to exert significant influence over your operations. Please revise MD&A and the notes to your financial statements to disclose that these parties will continue to have significant influence over your operations following the completion of the offering.

Note 4. Acquisition of Business, page F-13

38. We note from your disclosure on page 104 that on July 1, 2013, 100 shares were issued to Dorian Holdings in connection your formation and they became your principal shareholder. We also note from the disclosure in Note 4 that on July 29, 2013, Dorian Holdings sold to Dorian LPG in exchange for equity and $9.7 million in cash its 100% interest in CMNL, CJNL, CNML owners of the Captain Markos NL, Captain John NL and Captain Nicolas ML, respectively and acquired the related inventory on board, and assumed the associated bank debt, and interest rate swap and 100% interest in two entities, each a party to a contract for the construction of one VLGC and option rights to construct an additional 1.5 VLGCs and $2.65 million in cash. We also note that on July 29, 2013 Dorian LPG acquired 100% interest of Grendon Tanker LLC, the owner of the LPG Grendon, from an affiliate of Dorian Holdings for a cash consideration of $6,625,000 plus the value of inventory on board the vessel. We further note that all of these acquisitions have been treated as business acquisitions and were initially recorded at fair value. As it appears that Dorian Holdings was still your principal shareholder on July 29, 2013, please explain in detail why you believe it was appropriate to account for these transactions as business acquisitions at fair value rather than as transactions between entities under common control pursuant to the guidance in ASC 805-45. As part of your response, please indicate whether the private placement described in Note 1 and the transaction in which shares were issued to SEACOR Holdings Inc. occurred prior to or subsequent to the transactions with Dorian Holdings and explain in further detail the basis or rationale for the treatment used for the transactions with Dorian Holdings. We may have further comment upon review of your response.

39. It appears from your disclosure in Note 4 that the $9.7 million cash was given to Dorian Holdings, in addition to the 23,335,675 of common shares, as purchase consideration for the acquisition transaction. However, your disclosure in Note 1 appears to indicate that the $9.7 million was acquired by DLPG in the transaction. Please revise your disclosure in Note 1 to clearly indicate that the $9.7 million in cash was part of the purchase consideration.

40. Please revise Note 4 to explain how you calculated or determined the fair value assigned to the vessel purchase options acquired in the acquisition transaction.

41. Please revise Note 4 to include disclosure of pro forma revenue and net earnings of the combined entity for the current reporting period as though the acquisition had occurred at the beginning of the period. Refer to the requirements outlined in ASC 805-20-50-2(h).

42. We note from the disclosure in Note 1 that on July 29, 2013 you issued 23,335,675 shares of stock to SEACOR in exchange for 100% interest in a subsidiary company which had a contract for the construction of one VLGC, $49.9 million in cash, and the assignment to DLPG of option rights to purchase 1.5 VLGC vessels. Please explain to us, and revise to disclose, how you valued and accounted for this transaction in your financial statements. As part of your response and your revised disclosure, please explain how you determined the fair value of the contract for a newbuild vessel and the option rights to purchase 1.5 VLGC vessels.

Note 6. Other Assets, page F-15

43. We note that this amount represents three option agreements for the purchase of three VLGC vessels. We also note that the company determined the fair value of the vessel option agreements to be $7.1 million through an independent appraisal. Please tell us and revise to disclose the methods and assumptions used in the appraisal in determining the fair value of these option agreements. Also, please explain to us and revise to disclose how you intend to account for these option agreements going forward. For example, please tell us how these assets will be evaluated for impairment, and whether the options have an expiration date. Also, please explain how you will account for the fair value assigned to these options if the options are exercised.

Note 8. Vessels Under Construction, page F-16

44. We note your disclosure that the amounts shown in the accompanying consolidated balance sheets as of September 30, 2013 of $39,181,455 represent the fair value of three shipbuilding contracts acquired on July 29, 2013 of $31,869,861, and an advance payment to the shipyard of $7,193,130 and payments for vessel improvements of $118,464. In light of the fact that Note 4 discloses that the two newbuilding contracts acquired from Dorian Holding were valued at $17,593,130, please explain to us the nature of the difference in this amount from the $31,869,861 amount disclosed in Note 8. If the difference is due to the fair value of the shipbuilding contract acquired from SEACOR, please tell us how that fair value was calculated or determined.

45. Also, please explain why the advance payment to the shipyard of $7,193,130 disclosed in Note 8 does not agree with the amount of payments for vessels under construction reflected in the statement of cash flows on page F-6 of $14,879,772. Please advise or revise as appropriate.

Note 11. Long-Term Debt, page F-17

Debt Covenants

46. We note from the disclosure on page F-18 that the secured loan agreement provides for the company to maintain compliance with certain financial covenant requirements. Please revise to disclose whether the company was in compliance with these covenants at September 30, 2013.

Note 21. Subsequent Events, page F-23

47. We note your disclosure that on November 26, 2013, Scorpio Tankers sold its entire portfolio of 13 VLGC newbuilding contracts, associated deposits to the shipyards of $83.1 million and a cash contribution of $1.9 million, in exchange for 39,952,123 newly issued Dorian LPG common shares. Please explain to us, and revise to disclose, how you valued and accounted for this transaction. As part of your response and revised disclosure, please tell us how you calculated or determined the fair value of the shares issued in this transaction as well as the fair value of the 13 newbuilding contracts received.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Gary J. Wolfe, Esq.
        Seward & Kissel LLP